UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 8, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signature page

KEY FIGURES Q4 AND FISCAL 20121,2

preliminary and unaudited; in millions of €, except where otherwise stated

VOLUME	Q4 2012	Q4 2011	Actual	% Change Adjusted[3]	FY 2012	FY 2011	Actual	% Change Adjusted[3]
Continuing operations
New orders	21,495	21,059	2%	(4)%	76,913	85,166	(10)%	(13)%
Revenue	21,703	20,285	7%	1%	78,296	73,275	7%	3%

EARNINGS	Q4 2012	Q4 2011	% Change		FY 2012	FY 2011	% Change
Total Sectors
Adjusted EBITDA	2,681	2,910	(8)%		9,471	10,404	(9)%
Total Sectors profit	2,119	2,428	(13)%		7,543	9,442	(20)%
in % of revenue (Total Sectors)	9.6%	11.8%			9.5%	12.8%
Continuing operations
Adjusted EBITDA	2,614	2,622	0%		9,788	10,701	(9)%
Income from continuing operations	1,479	1,513	(2)%		5,184	7,376	(30)%
Basic earnings per share (in €)[4]	1.63	1.66	(2)%		5.77	8.23	(30)%
Continuing and discontinued operations
Net income	1,268	1,231	3%		4,590	6,321	(27)%
Basic earnings per share (in €)[4]	1.39	1.34	4%		5.09	7.04	(28)%

CAPITAL EFFICIENCY	Q4 2012		Q4 2011		FY 2012		FY 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	18.4%		21.6%		17.0%		25.3%

CASH PERFORMANCE	Q4 2012		Q4 2011		FY 2012		FY 2011
Continuing operations
Free cash flow	4,343		3,462		4,790		5,918
Cash conversion rate	2.94		2.29		0.92		0.80
Continuing and discontinued operations
Free cash flow	4,392		3,423		4,562		5,150
Cash conversion rate	3.47		2.78		0.99		0.81

LIQUIDITY AND CAPITAL STRUCTURE	September 30, 2012				September 30, 2011
Cash and cash equivalents	10,891				12,468
Total equity (Shareholders of Siemens AG)	30,733				31,530
Net debt	9,292				4,995
Adjusted industrial net debt	2,396				(1,534)

EMPLOYEES (IN THOUSANDS)	September 30, 2012				September 30, 2011
	Continuing operations		Total[6]		Continuing operations		Total[6]

Employees	370		410		359		402
Germany	119		130		116		127
Outside Germany	250		280		243		275

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nongaap

2	July 1, 2012 — September 30, 2012 and October 1, 2011 — September 30, 2012.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share — attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the fourth quarter amounted to 871,814 and 874,126, respectively and for the fiscal year to 876,053 and 873,098 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of September 30, 2012 and 2011 by adjusted EBITDA.

6	Continuing and discontinued operations.

Earnings Release Q4 2012

July 1 to September 30, 2012

Munich, Germany, November 8, 2012

Strong Close to Fiscal 2012

Q4 cash hits new high

Full-year outlook achieved

Peter Löscher, President and Chief Executive

Officer of Siemens AG

”A strong fourth quarter enabled us to fulfill our expectations for fiscal 2012 and achieve one of our best years ever. Even so, we didn’t fully succeed in significantly boosting our performance vis-à-vis competitors, as we did in recent years. To get back to reaching our own goals, we’ve launched “Siemens 2014,” a company-wide program aimed at raising our Total Sectors profit margin to at least 12 percent. We know what we have to do — and we’re doing it.”

•

Revenue for the fourth quarter rose 7% year-over-year, to €21.703 billion, and orders rose 2% to €21.495 billion. On a comparable basis, excluding currency translation and portfolio effects, revenue was up 1% and orders declined 4%.

•	Total Sectors profit was €2.119 billion, held back by substantial profit impacts in the Energy Sector.

•	Income from continuing operations was €1.479 billion and corresponding basic EPS was €1.63.

•	An outstanding fourth-quarter cash performance in the Sectors lifted Free cash flow from continuing operations to €4.343 billion, well above last year’s strong closing quarter.

•

For fiscal 2012, revenue rose 7% year-over-year, to €78.296 billion, while orders came in 10% lower, at €76.913 billion, due to a significantly lower volume from large orders compared to the prior year. Total Sectors Profit was €7.543 billion and income from continuing operations was €5.184 billion. Siemens proposes a dividend of €3.00 per share, unchanged from fiscal 2011.

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Backlog softens impact of weaker market environment

Revenue rose 7% compared to the prior-year quarter, supported by Siemens’ order backlog (defined as the sum of the order backlogs of the Sectors). Slowing growth in the world economy was evident in the development of new orders, which were up 2%. On a comparable basis, excluding currency translation and portfolio effects, revenue rose 1% and orders declined 4%. The book-to-bill ratio for Siemens overall was 0.99, and the order backlog was €98 billion at the end of the quarter.

Higher revenue in all Sectors and regions

All Sectors reported revenue growth in the fourth quarter with tailwinds from currency translation effects. Energy and Healthcare posted double-digit increases on broad-based growth.

On a geographic basis, revenue rose in all three regions, led by 14% growth in the Americas. Emerging markets on a global basis grew 3% year-over-year, and accounted for €7.416 billion, or 34%, of total revenue for the quarter.

Mixed picture for order development

Energy and Healthcare recorded higher fourth-quarter orders year-over-year, including strong demand at Fossil Power Generation and Diagnostics. Infrastructure & Cities saw orders fall from the prior-year level, which included a higher volume from large orders. Currency tailwinds benefited order development in all Sectors.

On a geographic basis, orders in the Americas and Asia, Australia showed clear growth. The region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) showed a moderate decline. Emerging markets on a global basis grew 1% year-over-year and accounted for €6.882 billion, or 32%, of total orders for the quarter.

Book-to-Bill ratio

1.04
1.11
0.93
0.91
0.99
21,059 20,285
19,792 17,856
17,857 19,235
17,769 19,502
21,495 21,703
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Figures in millions of €

New Orders · Revenue · Book-to-Bill ratio

New Orders and Revenue

(4)%
2%
(4)%
1%
1%
7%
(2)%
3%
21,059 21,495
6,819 6,882
20,285 21,703
7,205 7,416
New Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

Q4 2011 · Q4 2012 · Actual change
Adjusted change (excluding currency translation and portfolio effects).

New Orders & Revenue by Region

New Orders
(5)%
(3)%
(44)%
(44)%
(2)%
9%
(13)%
(2)%
(2)%
6%
(8)%
3%
(51)%
(54)%
10,985 10,635
4,317 2,421
6,112 6,662
4,169 4,086
3,962 4,198
1,492 1,536
693 321
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
0%
3%
1%
1%
3%
14%
5%
18%
0%
8%
(10)%
(1)%
(21)%
(24)%
10,590 10,908
2,963 2,991
5,516 6,289
3,703 4,369
4,180 4,506
1,886 1,873
717 543
Figures in millions of €

Q4 2011 · Q4 2012 · Actual change · * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

New Orders & Revenue by Sector

New Orders
4%
10%
(3)%
4%
(7)%
(3)%
(10)%
(5)%
7,869 8,678
3,812 3,960
4,962 4,825
4,642 4,389
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
3%
11%
4%
11%
(2)%
2%
0%
5%
6,865 7,596
3,407 3,786
5,516 5,634
4,745 5,002
Figures in millions of €

Q4 2011 · Q4 2012 · Actual change
Adjusted change

Siemens      3

Income and Profit

Substantial burdens on Total Sectors profit

Total Sectors profit was €2.119 billion in the current period, down from €2.428 billion in the prior-year quarter. The decline was due mainly to Energy, which recorded €566 million in profit impacts. The largest of these stemmed from conditions affecting the energy industry in Iran. Energy also took charges related to Olkiluoto and offshore grid connections. Total Sectors profit in the current period was further burdened by €62  million in charges related to severance programs in Industry and Infrastructure & Cities, as well as €40 million in charges related to Agenda 2013 in Healthcare. These factors were only partly offset by €127 million in gains related to changes in other post-employment benefits (OPEB) in the U.S., which benefited results at all Sectors, particularly Healthcare. For comparison, Total Sectors profit in the prior-year period was held back by negative effects from commodity hedging activities totaling €88 million.

Industry led all Sectors with profit of €726 million in the current period, down 6% from the high level achieved a year earlier in a more favorable business environment. Energy’s profit fell sharply year-over-year due to the profit impacts mentioned above. In contrast, both the Healthcare and the Infrastructure & Cities Sectors turned in strong fourth-quarter performances with profit of €631 million and €416  million, respectively.

Improved results outside the Sectors

Income from continuing operations was €1.479 billion, down from €1.513 billion a year earlier. Corresponding basic EPS was €1.63 compared to €1.66 in the prior-year period. These declines were due to Total Sectors profit, as results outside the Sectors improved year-over-year. In particular, Equity Investments posted a profit of €44 million compared to a loss in the prior-year period, and Siemens Real Estate (SRE) generated higher income from real estate disposals.

Lower loss from discontinued operations

Net income in the fourth quarter was €1.268 billion, with a corresponding basic EPS of €1.39. A year earlier, net income was €1.231 billion and corresponding EPS was €1.34. Within net income, discontinued operations posted a loss of €211 million in the fourth quarter, improved from a loss of €283 million a year earlier.

During the quarter Siemens decided to divest its solar thermal and photovoltaic business (solar business), and classified it as discontinued operations on a retrospective basis. The loss related to the solar business was €173 million in the fourth quarter, including impairment charges totaling €150  million (pre-tax). A year earlier, the loss was €286 million including impairment charges of €231 million (pre-tax). Income from discontinued operations in the current period was burdened also by a negative tax effect of €122 million related to former

Communications activities. Income from discontinued operations related to OSRAM was €87  million, compared to €54  million in the prior-year period. OSRAM reported a 3% increase in fourth-quarter revenue year-over-year. On a comparable basis, revenue was 3% lower.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong year-end cash performance

An outstanding cash performance in the Sectors lifted Free cash flow at the Sector level to €4.781 billion, up 13% from an already high level in the same period a year earlier. The current period includes improvements in net working capital management including significant reductions in inventories. Cash flow also benefited from a higher level of collections within receivables and earlier-than-expected payments from customers. Free cash flow from continuing operations climbed to €4.343 billion in the current quarter, due mainly to the strong cash performance at the Sector level, particularly in Energy, and positive effects in Corporate Treasury activities.

Siemens issued bonds totaling €2.7 billion under extraordinarily favorable conditions in September 2012. The increase in liquidity will be used in part to finance Siemens’ share buyback program. The bond offering and share buyback are financing activities and therefore not part of Free cash flow.

Underfunding increases on change in discount rate

The underfunding of Siemens’ pension plans as of September 30, 2012, amounted to €9.0 billion, compared to an estimated underfunding of €8.0 billion at the end of the third quarter. Siemens’ defined benefit obligation (DBO) increased in the fourth quarter due primarily to a further decrease in the discount rate assumption as of September 30, 2012, and from accrued service and interest cost. The impact of these factors on pension funding was partly offset by a positive actual return on plan assets and employer contributions. As of September 30, 2011, the underfunding of Siemens’ pension plans amounted to €6.2 billion.

Sectors      5

Energy Sector

Revenue and order growth, substantial impacts on profit

Due to classification of Energy’s solar business as discontinued operations in the fourth quarter, the Sector no longer reports results for the former Renewable Energy business. Results for wind power activities are now reported on a stand-alone basis.

Energy Sector profit was €346 million in the fourth quarter, sharply below €808 million in the same quarter a year earlier due mainly to €566 million in profit impacts. In accordance with project accounting principles, the Sector recorded €327 million in profit impacts stemming from a fourth-quarter change in credit risk assessment for Iran. This change affected projects conducted under Siemens’ previously disclosed policies regarding Iran, addressing sanctions and other forms of trade restrictions imposed by the U.S. and European Union or other countries or organizations. The Sector also took €133 million in charges related to capacity adjustments in certain transmission businesses and challenges with offshore grid connection projects, and a burden of €106  million associated with Olkiluoto.

At the Division level, positive earnings performances at Fossil Power Generation and Wind Power were more than offset by losses at Oil & Gas and Power Transmission. The Sector posted higher expenses for R&D, marketing and selling associated with business expansion year-over-year. Energy’s share of the OPEB gain mentioned earlier was €19 million.

The Sector continued to convert its large order backlog into current business, generating an 11% increase in fourth-quarter revenue year-over-year. Revenue growth included a 35% increase at Wind Power. On a geographic basis, the Americas and Asia, Australia saw substantial increases, while revenue in Europe/CAME was only slightly above the prior-year level. Orders came in 10% higher year-over-year, including a significantly higher volume of large orders compared to a year earlier particularly at Fossil Power Generation. Both the Americas and Asia, Australia delivered double-digit order increases. Reported revenue and orders both benefited from positive currency translation effects. Energy’s book-to-bill ratio was 1.14 and its order backlog was €55 billion at the end of the quarter. The Sector expects further profit impacts related to Iran in coming quarters.

Higher revenues, favorable mix, strong profit

Fossil Power Generation delivered €376  million in profit, clearly below the prior-year quarter due primarily to charges of €106 million related to Olkiluoto and €33 million of the

Sector’s Iran impact. The Division’s services and products businesses partially offset these burdens with significantly increased profit on a combination of higher revenue and a more favorable revenue mix. Fourth-quarter spending for marketing and selling activities was higher year-over-year. Revenue for Fossil Power Generation was up 14% on increases in all reporting regions, most notably in Asia, Australia and the Americas. Fourth-quarter orders climbed 43% compared to the prior-year period, which included a significantly lower volume from large orders. This effect was most notable in the Americas region.

Backlog conversion drives profit growth

Wind Power generated a 35% increase in fourth-quarter revenue on conversion of orders from the backlog. All three reporting regions contributed to the increase, with growth in the Americas supported strongly by positive currency translation effects. Higher revenue took fourth-quarter profit up to €134 million despite higher expenses for R&D, marketing and selling associated with business expansion. The Division took in orders of €2.305 billion, nearly matching the high level of the prior-year quarter. Both periods included large off-shore orders in Europe/CAME. With the expected near-term expiration of tax incentives in the U.S., orders in the Americas nearly ceased and the Division focused on growth in other regions, winning a number of major projects in Europe/CAME and Asia, Australia. Given market developments in the U.S., Wind Power announced plans to reduce its production capacity. The Division expects challenging market conditions, including substantial pricing pressure, to continue in coming quarters.

Sectors      6

Charges offset operating performance

Oil & Gas reported a loss of €111 million in the fourth quarter. Profit impacts stemming from the change in credit risk assessment for Iran totaled €275 million. In other respects Oil & Gas performed well, including a higher earnings contribution from its services business. The Division reduced fourth-quarter revenue by €282 million of revenue recognized in prior periods from projects in Iran. This resulted in a sharp decrease in revenue in Europe/CAME. Orders came in 6% higher year-over-year due particularly to growth in the services business. Both revenue and order development benefited significantly from portfolio and currency translation effects.

Capacity adjustments and continued project challenges

Power Transmission posted a loss of €40  million in the fourth quarter, compared to profit of €155 million a year earlier. The Division took another €67 million in charges related to grid connections to offshore wind-farms, charges of €66 million to address structural issues in its transformers business, and €19  million of the Sector’s Iran impact. In addition, profit was held back by the conversion of lower-margin orders booked in prior periods with significant pricing pressure. Revenue was up 7% year-over-year, with growth coming mainly from Europe/CAME. Orders were down 15%, due in part to a lower volume of large orders. On a geographic basis, a sharp increase in orders in the Americas was more than offset by a sharp decline in Europe/CAME. The Division expects continuing challenges in coming quarters related to connections to offshore wind-farms in Germany and structural issues in certain businesses.

Sectors      7

Healthcare Sector

Strong year-end performance

Healthcare delivered €631  million in profit in the fourth quarter, compared to €494 million in the same period a year earlier, led by strong earnings performance from its imaging and therapy systems businesses. The Sector took €40  million in charges related to its Agenda 2013 initiative. This was more than offset by the Sector’s €49 million portion of the OPEB gain in the U.S. mentioned earlier. For comparison, profit in the prior-year period included a loss of €32 million on the sale of a healthcare IT business in France, largely offset by the release of reserves totaling €26 million related to a customer loan and receivables in the audiology business. Healthcare expects additional charges related to Agenda 2013 in coming quarters.

Profit at Diagnostics rose to €86 million from €63 million in the prior-year period, driven primarily by higher revenue and also benefiting from €9 million of the OPEB gain mentioned above. The current period included €14  million of the Agenda 2013 charges mentioned above. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €44 million in the fourth quarter. A year earlier, Diagnostics recorded €42  million in PPA effects.

Healthcare revenue came in 11% higher compared to the prior-year quarter, including broad-based growth among its businesses. Order development reflected the high basis of comparison in the prior-year period as well as Healthcare’s previously disclosed exit from the radiation oncology business. Favorable currency translation effects contributed seven percentage points to both revenue and order growth for the current quarter.

On a geographic basis Asia, Australia and the Americas contributed double-digit growth to revenue. Orders growth was driven by a double-digit increase in Asia, Australia. Healthcare’s book-to-bill ratio was 1.05, and its order backlog was €7 billion at the end of the quarter.

The Diagnostics business made a strong contribution to Healthcare’s growth in the fourth quarter. Revenue climbed 13%, to €1.055 billion from €935  million in the prior-year period, including eight percentage points from positive currency translation effects. Diagnostics showed the same revenue development as the Sector with regard to the regions.

Sectors      8

Industry Sector

Solid year-end quarter in less favorable markets

In a challenging market environment, fourth-quarter profit in Industry declined year-over-year, to €726 million, due in part to higher expenses for marketing, selling and general administrative expenses compared to the prior-year period and lower contributions from the Sector’s renewable energy offerings. The Sector also took €28 million in charges related to severance programs for adjusting capacity and optimizing its portfolio related to those offerings. These factors were only partially offset by Industry’s €30  million portion of the OPEB gain mentioned earlier and a gain of €22  million from a settlement related to a supplier warranty. Profit in the prior-year period was held back by negative effects related to commodity hedging activities not qualifying for hedge accounting as mentioned earlier.

Industry reported fourth-quarter revenue growth of 2%, with higher revenue in the Americas more than offsetting modest decreases in other regions. On a comparable basis, excluding currency translation and portfolio effects, revenue declined by 2%. Orders came in 3% lower compared to the fourth quarter a year earlier, due primarily to a sharp decline in the metals technologies business. Orders were down 7% on a comparable basis, including decreases in all three reporting regions. The Sector’s book-to-bill ratio was 0.86 and its order backlog was €11 billion at the quarter’s end.

Sectors      9

Strong profit performance in less favorable environment

Industry Automation delivered profit of €403  million in the fourth quarter, near the level reached in the prior-year period despite a less favorable product mix and €7  million of the severance charges for portfolio optimization mentioned above. The current quarter also included higher marketing and selling, general and administrative expenses and lower earnings from the Division’s offerings for renewable energy. These negative factors were only partly offset by €12 million of the OPEB gain mentioned above. Fourth-quarter revenue rose 6% and orders increased 7% year-over-year. On a comparable basis, revenue and orders were up slightly compared to the prior-year period. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €39 million in the fourth quarter compared to €34 million in the same quarter a year earlier.

Profit declines on less favorable business mix

Fourth-quarter profit at Drive Technologies fell to €286 million due to a number of factors, including a less favorable business mix, lower earnings from its offerings for renewable energy, and higher marketing, selling and general administrative costs compared to the prior-year period. The Division’s portion of the severance charges mentioned above was €20 million. These factors were only partially offset by the €22 million warranty gain mentioned above as well as €15 million of the OPEB gain mentioned above. Profit in the prior-year period was impacted by negative effects related to commodities as described earlier. Drive Technologies reported a 4% increase in revenue and a 3% decline in orders compared to the prior-year period. On a comparable basis, revenue was down 1% while orders declined 7%.

Sectors      10

Infrastructure & Cities Sector

Sector posts strong Q4 profit contribution

Profit for Infrastructure & Cities climbed to €416 million in the fourth quarter, a 17% increase year-over-year driven by higher profit at the Power Grid Solutions & Products business and the Building Technologies Division. Profit benefited from the Sector’s €30 million portion of the OPEB gain mentioned earlier, and the Sector’s interest in Atos S.A. generated a positive contribution to earnings compared to a loss in the prior-year quarter. These positive factors were largely offset by €34 million in charges related to severance programs and a profit impact of €20  million related to Iran.

Fourth-quarter revenue increased 5% year-over-year on growth across the Sector’s businesses. Orders came in lower compared to the prior-year period, which included a higher volume from large orders at the Transportation & Logistics business. On a regional basis, revenue was up in the Americas and Europe/CAME, while it declined in Asia, Australia. Favorable currency translation effects contributed five percentage points to revenue growth and four percentage points to order development. Infrastructure & Cities’ book-to-bill ratio was 0.88 and its order backlog was €24 billion at the end of the quarter.

Sectors      11

Conversion of lower-margin orders impacts profit

The Transportation & Logistics business, which includes Siemens’ Rail Systems Division and its Mobility and Logistics Division, recorded fourth-quarter profit of €73 million, down 27% year-over-year. Profit in the current period was burdened by the above-mentioned profit impact of €20 million related to Iran and €8 million of the Sector’s severance charges.

While revenue rose 4%, the business mix was less favorable due to lower margins associated with large long-term contracts from prior periods, which are now being converted to current business. Fourth-quarter orders came in substantially lower year-over-year due to a lower volume from major orders compared to the prior-year period.

Strong fourth quarter for profit

The Power Grid Solutions & Products business, which includes Siemens’ Low and Medium Voltage Division and Smart Grid Division, posted fourth-quarter profit of €200 million, substantially above the prior-year level. This result was driven in part by broad-based 7% revenue growth compared to the same quarter a year earlier. The business took €11 million of the Sector’s severance charges. This was more than offset by €14 million of the OPEB gain mentioned above. For comparison, profit in the prior-year period was impacted by negative effects related to commodities as described earlier. Orders rose moderately, due mainly to demand for smart grid offerings. On a regional basis, revenue growth was driven by the Americas, while order growth in the Americas and Europe/CAME was partly offset by lower demand in Asia, Australia.

Revenue growth drives profit increase

Fourth-quarter profit at Building Technologies came in at €153 million, well above the prior-year period. The Division took €15 million of the Sector’s severance charges mentioned above, more than offsetting €9 million from the OPEB gain mentioned above. Revenue was up 7% compared to the prior-year period. Orders for the quarter also rose year-over-year, driven by demand for energy efficiency solutions. On a regional basis, revenue was up in all three regions while order growth was driven by Europe/CAME.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Profit from Equity Investments

Equity Investments recorded a profit of €44 million in the fourth quarter, compared to a loss of €49 million in the same period a year earlier. The improvement was due to Siemens’ equity stake in Nokia Siemens Networks B.V. (NSN), which resulted in equity investment income of €28 million in the current period compared to a loss of €76  million in the fourth quarter a year ago. NSN reported to Siemens that it recorded restructuring charges and associated items totaling €74 million in the current quarter compared to €26 million in the prior-year period. Results from Equity Investments are expected to be volatile in coming quarters.

Lower income from Financial Services

Financial Services (SFS) continued to successfully execute its growth strategy, which led to an increase in interest results. The increase was more than offset by associated growth in operating expenses and higher credit hits compared to the prior year period. Due primarily to these factors, profit(defined as income before income taxes) came in at €100 million compared to €123  million in the prior-year period. The growth strategy at SFS has led to a significant build-up in total assets, from €14.602 billion at the end of fiscal 2011 to €17.405 billion at the end of the fourth quarter of fiscal 2012, including positive currency translation effects.

Corporate Items, Corporate Activities and Eliminations      13

Corporate Items, Corporate Activities and Eliminations

Lower loss at Corporate items

Corporate items and pensions

totaled a negative €297 million in the fourth quarter compared to a negative €398 million in the same period a year earlier. The loss at Corporate items narrowed to €283 million from a loss of €415  million in the prior-year period. Expenses related to reimbursements to Atos S.A. were €23 million in the current quarter, compared to €53 million in the fourth quarter of fiscal 2011. In addition, the prior-year period included a provision of €54 million related to regional risks.

Centrally carried pension expense totaled a negative €14 million in the fourth quarter, compared to a positive €18 million in the prior-year period.

International Accounting Standard 19 Revised (IAS 19R)

In fiscal 2013, income from continuing operations will be significantly affected by early adoption of IAS 19R, which will be applied retrospectively. Had IAS 19R been applied in fiscal 2012, the impact on income from continuing operations would have been a negative €292 million after tax, due primarily to an increase in centrally carried pension expense.

Higher gains on real estate disposals

Income before income taxes at Siemens Real Estate (SRE) was €88 million in the fourth quarter of fiscal 2012, compared to €2 million in the fourth quarter of fiscal 2011. This increase is mainly attributable to substantially higher income related to the disposal of real estate. SRE expects to continue with real estate disposals depending on market conditions.

Reduced results from Corporate Treasury activities

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €16  million in the fourth quarter compared to a positive €24 million in the same period a year earlier. The primary factor in the change year-over-year was reduced results from Corporate Treasury activities due mainly to negative currency effects relating to corporate financing activities, partly offset by positive changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management.

Outlook

In fiscal 2013, Siemens begins implementation of “Siemens 2014,” a company-wide program supporting our One Siemens framework for sustainable value creation. The goal of the program is to raise our Total Sectors profit margin to at least 12% by fiscal 2014.

In the first year of the program, we expect moderate order growth and revenue approaching the level of fiscal 2012, both on an organic basis. We expect income from continuing operations in the range from €4.5 to €5.0 billion, including the effect of retrospective adoption of IAS 19R. This includes charges totaling approximately €1.0 billion for program-related productivity measures in the Sectors, with the productivity gains realized in our results for fiscal 2014.

This outlook is based on a number of conditions, notably that revenue develops as expected particularly for businesses that are sensitive to short-term changes in the economic environment. Furthermore, it excludes impacts related to legal and regulatory matters and significant portfolio effects.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Peter Löscher and CFO Joe Kaeser. You can access the webcast at www.siemens.com/pressconference.

The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Also today at 3.30 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to www.siemens.com/analystconference.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three months and the fiscal years ended September 30, 2012 and 2011

(in millions of €, per share amounts in €)

	Three months ended September 30,		Fiscal years ended September 30,
	2012	2011	2012	2011
Revenue	21,703	20,285	78,296	73,275
Cost of goods sold and services rendered	(15,718)	(14,435)	(56,092)	(51,046)

Gross profit	5,985	5,851	22,204	22,229
Research and development expenses	(1,127)	(1,144)	(4,238)	(3,899)
Marketing, selling and general administrative expenses	(3,093)	(2,777)	(11,162)	(10,239)
Other operating income	204	111	516	547
Other operating expense	(105)	(55)	(276)	(374)
Income (loss) from investments accounted for using the equity method, net	102	20	(266)	210
Interest income	569	564	2,234	2,200
Interest expense	(430)	(438)	(1,728)	(1,716)
Other financial income (expense), net	(93)	(25)	(5)	649

Income from continuing operations before income taxes	2,014	2,107	7,279	9,608
Income taxes	(535)	(594)	(2,094)	(2,232)

Income from continuing operations	1,479	1,513	5,184	7,376
Income (loss) from discontinued operations, net of income taxes	(211)	(283)	(595)	(1,055)

Net income	1,268	1,231	4,590	6,321

Attributable to:
Non-controlling interests	53	59	132	176
Shareholders of Siemens AG	1,214	1,172	4,458	6,145
Basic earnings per share
Income from continuing operations	1.63	1.66	5.77	8.23
Income (loss) from discontinued operations	(0.24)	(0.32)	(0.68)	(1.20)

Net income	1.39	1.34	5.09	7.04

Diluted earnings per share
Income from continuing operations	1.62	1.64	5.71	8.14
Income (loss) from discontinued operations	(0.24)	(0.32)	(0.67)	(1.18)

Net income	1.38	1.33	5.04	6.96

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the three months and the fiscal years ended September 30, 2012 and 2011

(in millions of €)

	Three months ended September 30,		Fiscal years ended September 30,
	2012	2011	2012	2011
Net income	1,268	1,231	4,590	6,321
Items that will not be reclassified to profit or loss:
Actuarial gains and losses on pension plans and similar commitments	(688)	(864)	(2,101)	(65)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(207)	437	855	129
Available-for-sale financial assets	87	(44)	209	(59)
Derivative financial instruments	139	(185)	63	(121)

	19	(208)	1,127	(51)

Other comprehensive income, net of tax(1)	(669)	(656)	(974)	(116)

Total comprehensive income	598	575	3,615	6,205

Attributable to:
Non-controlling interests	33	78	128	169
Shareholders of Siemens AG	565	497	3,487	6,036

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €26 million and €7 million, respectively, for the three months ended September 30, 2012 and 2011 of which €(10) million and 6 million, respectively, are attributable to items that will not be reclassified to profit or loss and €28 million and €8 million, respectively, for the fiscal years ended September 30, 2012 and 2011 of which €(99) million and 10 million, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (preliminary and unaudited)

As of September 30, 2012 and 2011

(in millions of €)

	9/30/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents	10,891	12,468
Available-for-sale financial assets	524	477
Trade and other receivables	15,220	14,847
Other current financial assets	2,901	2,628
Inventories	15,679	15,143
Income tax receivables	836	798
Other current assets	1,277	1,264
Assets classified as held for disposal	4,800	4,917

Total current assets	52,129	52,542

Goodwill	17,069	15,706
Other intangible assets	4,595	4,444
Property, plant and equipment	10,763	10,477
Investments accounted for using the equity method	4,436	4,966
Other financial assets	14,666	12,126
Deferred tax assets	3,777	3,206
Other assets	846	776

Total assets	108,282	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,826	3,660
Trade payables	8,036	7,677
Other current financial liabilities	1,460	2,247
Current provisions	4,750	5,168
Income tax payables	2,204	2,032
Other current liabilities	20,306	21,020
Liabilities associated with assets classified as held for disposal	2,054	1,756

Total current liabilities	42,637	43,560

Long-term debt	16,880	14,280
Pension plans and similar commitments	9,926	7,307
Deferred tax liabilities	494	595
Provisions	3,908	3,654
Other financial liabilities	1,083	824
Other liabilities	2,052	1,867

Total liabilities	76,980	72,087

Equity
Common stock, no par value (1)	2,643	2,743
Additional paid-in capital	6,173	6,011
Retained earnings	22,756	25,881
Other components of equity	1,058	(68)
Treasury shares, at cost (2)	(1,897)	(3,037)

Total equity attributable to shareholders of Siemens AG	30,733	31,530

Non-controlling interests	569	626

Total equity	31,302	32,156

Total liabilities and equity	108,282	104,243

(1)	Authorized: 1,084,600,000 and 1,117,803,421 shares, respectively.
Issued: 881,000,000 and 914,203,421 shares, respectively.

(2)	24,725,674 and 39,952,074 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended September 30, 2012 and 2011

(in millions of €)

	Three months ended September 30,
	2012	2011
Cash flows from operating activities
Net income	1,268	1,231
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	211	283
Amortization, depreciation and impairments	749	636
Income taxes	535	594
Interest (income) expense, net	(139)	(127)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(105)	(33)
(Gains) losses on sales of investments, net (1)	(7)	(40)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	1
(Income) losses from investments (1)	(102)	2
Other non-cash (income) expenses	69	(145)
Change in assets and liabilities
(Increase) decrease in inventories	1,465	1,001
(Increase) decrease in trade and other receivables	737	(365)
Increase (decrease) in trade payables	500	923
Change in other assets and liabilities	62	523
Additions to assets held for rental in operating leases	(111)	(134)
Income taxes paid	(329)	(307)
Dividends received	111	58
Interest received	197	223

Net cash provided by (used in) operating activities — continuing operations	5,111	4,325
Net cash provided by (used in) operating activities — discontinued operations	125	44

Net cash provided by (used in) operating activities — continuing and discontinued operations	5,237	4,369
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(768)	(863)
Acquisitions, net of cash acquired	(41)	(57)
Purchases of investments (1)	(35)	(544)
Purchases of current available-for-sale financial assets	(47)	(87)
(Increase) decrease in receivables from financing activities	(1,144)	(1,175)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	288	142
Proceeds and (payments) from disposals of businesses	14	10
Proceeds from sales of current available-for-sale financial assets	51	25

Net cash provided by (used in) investing activities — continuing operations	(1,682)	(2,549)
Net cash provided by (used in) investing activities — discontinued operations	(94)	(276)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,776)	(2,825)
Cash flows from financing activities
Purchase of common stock	(1,721)	—
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	54	6
Proceeds from issuance of long-term debt	2,640	—
Repayment of long-term debt (including current maturities of long-term debt)	(24)	(2,009)
Change in short-term debt and other financing activities	(2,268)	(127)

Interest paid	(96)	(111)
Dividends paid to non-controlling interest holders	(28)	(14)
Financing discontinued operations (2)	23	(237)

Net cash provided by (used in) financing activities — continuing operations	(1,422)	(2,492)
Net cash provided by (used in) financing activities — discontinued operations	(32)	231

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,454)	(2,261)
Effect of exchange rates on cash and cash equivalents	(53)	28
Net increase (decrease) in cash and cash equivalents	1,954	(689)
Cash and cash equivalents at beginning of period	8,996	13,201

Cash and cash equivalents at end of period	10,950	12,512
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	59	44

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	10,891	12,468

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments include certain loans to Investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the fiscal years ended September 30, 2012 and 2011

(in millions of €)

	2012	2011
Cash flows from operating activities
Net income	4,590	6,321
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	595	1,055
Amortization, depreciation and impairments	2,744	2,437
Income taxes	2,094	2,232
Interest (income) expense, net	(507)	(484)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(146)	(209)
(Gains) losses on sales of investments, net (1)	(211)	(1,019)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	2	(1)
(Income) losses from investments (1)	373	(44)
Other non-cash (income) expenses	110	69
Change in assets and liabilities
(Increase) decrease in inventories	(85)	(1,126)
(Increase) decrease in trade and other receivables	157	(625)
Increase (decrease) in trade payables	197	651
Change in other assets and liabilities	(2,218)	(24)
Additions to assets held for rental in operating leases	(375)	(582)
Income taxes paid	(1,462)	(1,617)
Dividends received	303	267
Interest received	836	780

Net cash provided by (used in) operating activities — continuing operations	6,996	8,081
Net cash provided by (used in) operating activities — discontinued operations	(24)	(314)

Net cash provided by (used in) operating activities — continuing and discontinued operations	6,972	7,767
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,206)	(2,163)
Acquisitions, net of cash acquired	(1,314)	(303)
Purchases of investments (1)	(234)	(724)
Purchases of current available-for-sale financial assets	(182)	(102)
(Increase) decrease in receivables from financing activities	(2,087)	(1,770)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	753	2,108
Proceeds and (payments) from disposals of businesses	93	177
Proceeds from sales of current available-for-sale financial assets	142	38

Net cash provided by (used in) investing activities — continuing operations	(5,034)	(2,739)
Net cash provided by (used in) investing activities — discontinued operations	(650)	(1,305)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(5,685)	(4,044)
Cash flows from financing activities
Purchase of common stock	(1,721)	—
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	297	(764)
Proceeds from issuance of long-term debt	5,113	113
Repayment of long-term debt (including current maturities of long-term debt)	(3,218)	(2,046)
Change in short-term debt and other financing activities	(62)	227
Interest paid	(503)	(475)
Dividends paid	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(155)	(158)
Financing discontinued operations (2)	(712)	(1,603)

Net cash provided by (used in) financing activities — continuing operations	(3,591)	(7,062)
Net cash provided by (used in) financing activities — discontinued operations	674	1,619

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,916)	(5,443)
Effect of exchange rates on cash and cash equivalents	68	5
Net increase (decrease) in cash and cash equivalents	(1,561)	(1,715)
Cash and cash equivalents at beginning of period	12,512	14,227
Cash and cash equivalents at end of period	10,950	12,512

Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	59	44

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	10,891	12,468

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments include certain loans to Investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended September 30, 2012 and 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	9/30/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	8,678	7,869	7,532	6,797	64	68	7,596	6,865	346	808	1,020	499	2,327	1,725	204	248	178	115
Healthcare	3,960	3,812	3,778	3,396	8	11	3,786	3,407	631	494	11,757	11,264	851	632	106	93	174	160
Industry	4,825	4,962	5,194	5,143	440	373	5,634	5,516	726	772	7,014	6,001	986	1,105	173	198	159	147
Infrastructure & Cities	4,389	4,642	4,738	4,459	265	286	5,002	4,745	416	354	4,012	3,169	618	775	99	98	76	71

Total Sectors	21,853	21,285	21,242	19,796	776	738	22,018	20,534	2,119	2,428	23,803	20,933	4,781	4,238	583	637	587	493
Equity Investments	—	—	—	—	—	—	—	—	44	(49)	2,715	3,382	—	—	—	—	—	—
Financial Services (SFS)	247	224	239	215	8	9	247	224	100	123	17,405	14,602	129	65	8	27	69	60
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	70	92	65	100	4	2	69	102	(24)	(23)	(448)	(397)	42	(3)	—	2	1	2
Siemens Real Estate (SRE)	655	597	81	105	573	493	654	597	88	2	5,018	4,974	(51)	(102)	156	173	83	76
Corporate items and pensions	116	100	75	70	42	44	118	114	(297)	(398)	(11,840)	(9,806)	(188)	(115)	22	26	19	16
Eliminations, Corporate Treasury and other reconciling items	(1,445)	(1,239)	—	—	(1,404)	(1,286)	(1,404)	(1,286)	(16)	24	71,628	70,555	(371)	(621)	(1)	(1)	(10)	(11)

Siemens	21,495	21,059	21,703	20,285	—	—	21,703	20,285	2,014	2,107	108,282	104,243	4,343	3,462	768	863	749	636

(1)	Commencing with fiscal 2012, Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the fiscal years ended September 30, 2012 and 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	9/30/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	26,881	31,407	27,302	24,390	235	254	27,537	24,645	2,159	4,230	1,020	499	2,315	2,768	532	587	523	403
Healthcare	13,806	13,116	13,600	12,463	42	54	13,642	12,517	1,815	1,334	11,757	11,264	1,861	1,887	354	284	726	645
Industry	19,985	20,184	18,872	18,124	1,637	1,467	20,508	19,590	2,467	2,752	7,014	6,001	2,164	2,468	442	451	591	557
Infrastructure & Cities	17,150	21,348	16,731	16,166	853	810	17,585	16,976	1,102	1,126	4,012	3,169	737	1,208	290	264	276	278

Total Sectors	77,822	86,056	76,505	71,142	2,767	2,585	79,273	73,727	7,543	9,442	23,803	20,933	7,077	8,332	1,619	1,586	2,116	1,883
Equity Investments	—	—	—	—	—	—	—	—	(549)	(26)	2,715	3,382	100	116	—	—	—	—
Financial Services (SFS)	908	961	859	908	48	54	908	961	479	428	17,405	14,602	528	344	31	60	270	265
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	283	473	281	510	11	10	292	520	(29)	(40)	(448)	(397)	12	(86)	3	6	6	7
Siemens Real Estate (SRE)	2,434	2,204	325	415	2,121	1,792	2,447	2,207	115	150	5,018	4,974	(231)	(240)	453	453	327	272
Corporate items and pensions	508	449	325	300	184	151	509	451	(302)	(257)	(11,840)	(9,806)	(1,044)	(1,168)	103	62	67	60
Eliminations, Corporate Treasury and other reconciling items	(5,041)	(4,978)	—	—	(5,132)	(4,591)	(5,132)	(4,591)	23	(90)	71,628	70,555	(1,651)	(1,381)	(4)	(4)	(41)	(50)

Siemens	76,913	85,166	78,296	73,275	—	—	78,296	73,275	7,279	9,608	108,282	104,243	4,790	5,918	2,206	2,163	2,744	2,437

(1)	Commencing with fiscal 2012, Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended September 30, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adj- usted(2)	Cur- rency	Port- folio			Actual	Adj- usted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	8,678	7,869	10%	4%	5%	1%	7,596	6,865	11%	3%	6%	2%	346	808	(57)%	4.6%	11.8%
therein: Fossil Power Generation	3,366	2,348	43%	35%	7%	1%	2,989	2,616	14%	7%	5%	2%	376	408	(8)%	12.6%	15.6%
Wind Power	2,305	2,330	(1)%	(5)%	4%	0%	1,471	1,090	35%	22%	13%	0%	134	124	7%	9.1%	11.4%
Oil & Gas	1,529	1,445	6%	(4)%	5%	5%	1,235	1,351	(9)%	(18)%	5%	5%	(111)	129	—	(9.0)%	9.6%
Power Transmission	1,552	1,820	(15)%	(20)%	5%	0%	2,017	1,885	7%	3%	4%	0%	(40)	155	—	(2.0)%	8.2%
Healthcare Sector	3,960	3,812	4%	(3)%	7%	0%	3,786	3,407	11%	4%	7%	0%	631	494	28%	16.7%	14.5%
therein: Diagnostics	1,054	930	13%	6%	8%	0%	1,055	935	13%	5%	8%	0%	86	63	38%	8.2%	6.7%
Industry Sector	4,825	4,962	(3)%	(7)%	4%	0%	5,634	5,516	2%	(2)%	4%	0%	726	772	(6)%	12.9%	14.0%
therein: Industry Automation	2,387	2,237	7%	2%	5%	0%	2,648	2,487	6%	1%	5%	0%	403	408	(1)%	15.2%	16.4%
Drive Technologies	2,324	2,407	(3)%	(7)%	4%	0%	2,611	2,521	4%	(1)%	4%	0%	286	333	(14)%	10.9%	13.2%
Infrastructure & Cities Sector	4,389	4,642	(5)%	(10)%	4%	0%	5,002	4,745	5%	0%	5%	0%	416	354	17%	8.3%	7.5%
therein: Transportation & Logistics	1,227	1,582	(22)%	(26)%	3%	0%	1,705	1,643	4%	(1)%	4%	0%	73	99	(27)%	4.3%	6.0%
Power Grid Solutions & Products	1,662	1,607	3%	(1)%	5%	0%	1,784	1,666	7%	2%	5%	0%	200	149	34%	11.2%	8.9%
Building Technologies	1,580	1,514	4%	(1)%	5%	0%	1,599	1,498	7%	1%	5%	0%	153	125	22%	9.6%	8.4%

Total Sectors	21,853	21,285	3%	(3)%	5%	1%	22,018	20,534	7%	1%	6%	1%	2,119	2,428	(13)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the fiscal year ended September 30, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
Sectors			Actual	Adj- usted(2)	Cur- rency	Port- folio			Actual	Adj- usted(2)	Cur- rency	Port- folio
Energy Sector	26,881	31,407	(14)%	(18)%	2%	2%	27,537	24,645	12%	7%	3%	1%	2,159	4,230	(49)%	7.8%	17.2%
therein: Fossil Power Generation	11,116	12,487	(11)%	(17)%	2%	4%	11,161	10,203	9%	5%	3%	2%	1,933	2,837	(32)%	17.3%	27.8%
Wind Power	4,932	6,461	(24)%	(26)%	2%	0%	5,066	3,686	37%	29%	8%	0%	304	357	(15)%	6.0%	9.7%
Oil & Gas	5,307	5,551	(4)%	(10)%	2%	3%	5,115	4,719	8%	3%	2%	3%	218	467	(53)%	4.3%	9.9%
Power Transmission	5,824	7,271	(20)%	(21)%	1%	0%	6,593	6,334	4%	2%	2%	0%	(302)	566	—	(4.6)%	8.9%
Healthcare Sector	13,806	13,116	5%	0%	4%	0%	13,642	12,517	9%	4%	4%	0%	1,815	1,334	36%	13.3%	10.7%
therein: Diagnostics	3,969	3,678	8%	4%	4%	0%	3,969	3,667	8%	4%	4%	0%	314	300	4%	7.9%	8.2%
Industry Sector	19,985	20,184	(1)%	(3)%	2%	0%	20,508	19,590	5%	2%	3%	0%	2,467	2,752	(10)%	12.0%	14.0%
therein: Industry Automation	9,547	8,983	6%	4%	3%	0%	9,563	8,974	7%	3%	3%	0%	1,335	1,411	(5)%	14.0%	15.7%
Drive Technologies	9,395	9,995	(6)%	(8)%	2%	0%	9,640	9,179	5%	3%	2%	0%	970	1,158	(16)%	10.1%	12.6%
Infrastructure & Cities Sector	17,150	21,348	(20)%	(22)%	2%	0%	17,585	16,976	4%	1%	3%	0%	1,102	1,126	(2)%	6.3%	6.6%
therein: Transportation & Logistics	5,382	10,052	(46)%	(48)%	1%	0%	5,969	6,041	(1)%	(4)%	2%	0%	236	365	(35)%	4.0%	6.0%
Power Grid Solutions & Products	6,275	5,905	6%	4%	2%	0%	6,068	5,657	7%	5%	2%	0%	457	413	11%	7.5%	7.3%
Building Technologies	5,809	5,597	4%	0%	3%	0%	5,820	5,468	6%	3%	3%	0%	379	364	4%	6.5%	6.7%

Total Sectors	77,822	86,056	(10)%	(13)%	2%	1%	79,273	73,727	8%	4%	3%	1%	7,543	9,442	(20)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

23

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended September 30, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	346	808	21	20	(22)	5	347	783	30	16	148	99	525	898	6.9%	13.1%
therein: Fossil Power Generation	376	408	13	14	(5)	(6)	368	400	6	5	42	37	416	443
Wind Power	134	124	2	—	—	(1)	131	125	7	3	40	18	178	146
Oil & Gas	(111)	129	—	—	(1)	(1)	(111)	130	13	6	21	18	(77)	154
Power Transmission	(40)	155	5	4	(17)	13	(27)	138	4	2	44	24	20	164
Healthcare Sector	631	494	3	4	11	(10)	617	501	84	80	90	80	790	661	20.9%	19.4%
therein: Diagnostics	86	63	—	—	4	1	82	62	51	46	59	55	192	163
Industry Sector	726	772	3	6	(5)	2	728	765	69	60	90	87	887	912	15.7%	16.5%
therein: Industry Automation	403	408	1	—	(4)	—	407	408	54	46	40	36	501	490
Drive Technologies	286	333	3	1	—	—	283	332	12	11	47	46	342	389
Infrastructure & Cities Sector	416	354	6	8	7	(22)	403	368	30	28	46	43	479	440	9.6%	9.3%
therein: Transportation & Logistics	73	99	3	7	(5)	(4)	74	97	3	4	13	12	91	113
Power Grid Solutions & Products	200	149	2	2	(2)	(1)	199	148	10	9	21	20	229	178
Building Technologies	153	125	—	—	—	—	154	125	16	15	12	11	182	151
Total Sectors	2,119	2,428	34	37	(9)	(26)	2,094	2,417	212	184	375	309	2,681	2,910

Equity Investments	44	(49)	42	(50)	2	2	—	(1)	—	—	—	—	—	(1)
Financial Services (SFS)	100	123	22	29	97	87	(19)	7	2	2	67	58	50	67
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(24)	(23)	3	4	—	—	(27)	(28)	—	1	1	1	(26)	(26)
Siemens Real Estate (SRE)	88	2	—	—	(30)	(22)	118	24	—	—	83	76	201	100
Corporate items and pensions	(297)	(398)	—	—	(24)	(7)	(273)	(391)	5	3	14	13	(254)	(375)
Eliminations, Corporate Treasury and other reconciling items	(16)	24	1	(1)	11	67	(28)	(42)	—	—	(10)	(11)	(37)	(54)

Siemens	2,014	2,107	102	20	46	102	1,865	1,986	220	191	529	445	2,614	2,622

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the fiscal years ended September 30, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	2,159	4,230	87	75	39	827	2,033	3,327	97	60	426	343	2,557	3,730	9.3%	15.1%
therein: Fossil Power Generation	1,933	2,837	41	33	67	823	1,825	1,981	21	15	142	125	1,988	2,121
Wind Power	304	357	6	(3)	(5)	(3)	303	364	27	9	100	63	430	435
Oil & Gas	218	467	—	—	(4)	(3)	222	470	38	26	71	63	330	560
Power Transmission	(302)	566	25	35	(20)	10	(308)	520	11	10	109	87	(187)	617
Healthcare Sector	1,815	1,334	8	9	2	3	1,804	1,322	377	320	349	324	2,530	1,967	18.5%	15.7%
therein: Diagnostics	314	300	—	—	9	5	305	295	232	188	226	219	763	702
Industry Sector	2,467	2,752	12	19	(15)	(2)	2,469	2,735	268	249	323	309	3,060	3,292	14.9%	16.8%
therein: Industry Automation	1,335	1,411	2	8	(8)	(1)	1,340	1,403	209	193	137	129	1,687	1,725
Drive Technologies	970	1,158	10	7	(6)	(1)	966	1,152	48	45	172	163	1,187	1,360
Infrastructure & Cities Sector	1,102	1,126	25	18	29	(28)	1,048	1,136	112	115	165	163	1,324	1,414	7.5%	8.3%
therein: Transportation & Logistics	236	365	15	11	(16)	(7)	236	361	13	15	46	44	296	421
Power Grid Solutions & Products	457	413	9	7	(4)	(4)	452	409	39	41	71	71	562	521
Building Technologies	379	364	1	1	(2)	(1)	381	365	60	58	47	48	488	471
Total Sectors	7,543	9,442	133	121	55	800	7,355	8,521	854	744	1,262	1,139	9,471	10,404

Equity Investments	(549)	(26)	(568)	(44)	7	13	12	5	—	—	—	—	12	5
Financial Services (SFS)	479	428	168	92	385	299	(73)	37	7	9	264	256	197	303
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(29)	(40)	7	12	—	—	(36)	(52)	4	3	2	4	(31)	(44)
Siemens Real Estate (SRE)	115	150	—	—	(112)	(82)	227	232	2	2	325	271	553	504
Corporate items and pensions	(302)	(257)	—	—	29	94	(331)	(350)	16	12	51	47	(264)	(290)
Eliminations, Corporate Treasury and other reconciling items	23	(90)	(5)	29	137	10	(109)	(129)	—	—	(41)	(50)	(151)	(179)

Siemens	7,279	9,608	(266)	210	501	1,133	7,043	8,264	882	770	1,862	1,667	9,788	10,701

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors and Financial Services (SFS) by regions

For the fiscal years ended September 30, 2012 and 2011

(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				Total
	2012	2011	% Change		2012	2011	% Change		2012	2011	% Change		2012	2011	% Change		2012	2011	% Change
Sectors
Energy Sector	14,077	13,447	5%		1,927	1,668	16%		8,131	7,075	15%		5,093	3,869	32%		27,302	24,390	12%
Healthcare Sector	4,593	4,489	2%		1,056	991	7%		5,692	5,233	9%		3,315	2,741	21%		13,600	12,463	9%
Industry Sector	9,789	9,376	4%		4,487	4,293	5%		4,280	3,801	13%		4,802	4,947	(3)%		18,872	18,124	4%
Infrastructure & Cities Sector	10,121	9,590	6%		2,880	2,938	(2)%		4,344	3,882	12%		2,267	2,694	(16)%		16,731	16,166	3%
Financial Services (SFS)	512	526	(3)%		134	211	(37)%		345	376	(8)%		2	6	(57)%		859	908	(5)%
Reconciliation to Siemens	817	1,021	(20)%		590	709	(17)%		71	104	(32)%		44	100	(56)%		932	1,225	(24)%

Siemens	39,909	38,448	4%		11,072	10,810	2%		22,864	20,470	12%		15,523	14,357	8%		78,296	73,275	7%

	External revenue of Sectors and Financial Services (SFS) as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				total revenue
	2012	2011	Change		2012	2011	Change		2012	2011	Change		2012	2011	Change		2012	2011	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Energy Sector	51%	55%	– 3.6	pp	7%	7%	0.2	pp	30%	29%	0.8	pp	19%	16%	2.8	pp	35%	33%	1.6	pp
Healthcare Sector	34%	36%	– 2.2	pp	8%	8%	– 0.2	pp	42%	42%	– 0.1	pp	24%	22%	2.4	pp	17%	17%	0.4	pp
Industry Sector	52%	52%	0.1	pp	24%	24%	0.1	pp	23%	21%	1.7	pp	25%	27%	– 1.8	pp	24%	25%	– 0.6	pp
Infrastructure & Cities Sector	60%	59%	1.2	pp	17%	18%	– 1.0	pp	26%	24%	2.0	pp	14%	17%	– 3.1	pp	21%	22%	– 0.7	pp
Financial Services (SFS)	60%	58%	1.6	pp	16%	23%	– 7.7	pp	40%	41%	– 1.2	pp	0%	1%	– 0.3	pp	1%	1%	– 0.1	pp
Reconciliation to Siemens	88%	83%	4.4	pp	63%	58%	5.5	pp	7%	9%	– 0.9	pp	5%	8%	– 3.5	pp	1%	2%	– 0.5	pp

Siemens	51%	52%	– 1.5	pp	14%	15%	– 0.6	pp	29%	28%	1.3	pp	20%	20%	0.2	pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

26

Munich, November 8, 2012

Legal proceedings

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements).

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, in May 2011 Siemens AG voluntarily reported a case of attempted public corruption in connection with a 2010 project in Kuwait to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. The Munich public prosecutor discontinued the investigations, which related to certain former employees, but it imposed conditions. Siemens is cooperating with the U.S. authorities in their ongoing investigations.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E., Elektronische Projekte und Erzeugnisse, Greece (Siemens A.E.) and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. On April 5, 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100  million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between 1999 and 2006. Siemens is cooperating with the authorities.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board on December 2, 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending. Siemens AG and Mr. Ganswindt are in discussions to resolve the matter.

Antitrust proceedings

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. On October 7, 2009, the European Commission imposed fines totaling

€67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continued its investigation with regard to the German market. In September 2012, the German Antitrust Authority and the Company ended the legal proceeding by entering into a settlement agreement. Siemens agreed to pay a fine in the single-digit euro million range.

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100 percent penalty reduction for the alleged behavior.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi, Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

As previously reported, in February 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Administrative Court for the region of Latium overruled the decision of the Italian Antitrust Authority.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from 1997 to 2006. Siemens is cooperating with the authorities.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The supplier consortium and TVO currently assess potential further slippage in the schedule. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond December 2013 as well as the potential materialization of further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies and some of the customers of these companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China, Germany and the US. Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, the US, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea, Germany and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies and Samsung group companies partly involve direct and indirect customers of OSRAM. OSRAM is defending itself in these lawsuits. In August 2012, OSRAM and Samsung entered into a settlement agreement and terminated the lawsuits pending between them. In October 2012 OSRAM and LG entered into a settlement agreement and are in the process of terminating the lawsuits pending between them.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc. for information relating to a diagnostics process. Siemens is cooperating with the authority.

As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled. In June 2012, Siemens Mexico was informed that in connection with the aforementioned incident a new blacklisting procedure had been initiated by the Internal Controlling Office of the Mexican Institute of Social Security.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 8, 2012	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling